Exhibit 12

SemGroup Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year ended December 31,
	2015	2014	2013	2012	2011
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(11,425)	5,352	(30,851)	(9,156)	(4,954)
Add:
Fixed Charges	76,319	55,653	30,275	12,514	64,249
Amortizaton of capitalized interest	1,986	1,893	1,838	1,762	1,741
Cash distributions from equity investees	119,542	96,995	75,897	53,730	27,459
Subtract:
Capitalized interest	1,471	1,201	1,341	809	901

Pretax income as adjusted	184,951	158,692	75,818	58,041	87,594

Fixed charges:
Interest expense	69,675	49,044	25,142	8,902	60,208
Interest capitalized	1,471	1,201	1,341	809	901

	71,146	50,245	26,483	9,711	61,109

Portion of rents representative of an appropriate interest factor	5,173	5,408	3,792	2,803	3,140

Total fixed charges	76,319	55,653	30,275	12,514	64,249

Ratio of earnings to fixed charges	2.4	2.9	2.5	4.6	1.4